UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 3)1

Gyrodyne, LLC
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

403829104
(CUSIP Number)

JEFFREY E. EBERWEIN
STAR EQUITY FUND, LP
53 Forest Avenue, Suite 101
Old Greenwich, Connecticut 06870
(203) 489-9504
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 25, 2023
(Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

    Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
1    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 403829104

1	NAME OF REPORTING PERSONS STAR EQUITY FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 79,734
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 79,734
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,734
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.38%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 403829104

1	NAME OF REPORTING PERSONS STAR EQUITY FUND GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 79,734
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 79,734
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,734
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.38%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 403829104

1	NAME OF REPORTING PERSONS STAR INVESTMENT MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CONNECTICUT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 79,734
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 79,734
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,734
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.38%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 403829104

1	NAME OF REPORTING PERSONS STAR EQUITY HOLDINGS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 79,734
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 79,734
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,734
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.38%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 403829104

1	NAME OF REPORTING PERSONS JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 79,734
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 79,734
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,734
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.38%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 403829104

1	NAME OF REPORTING PERSONS STAR VALUE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 79,734
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 79,734
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,734
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.38%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 403829104

1	NAME OF REPORTING PERSONS HANNAH M. BIBLE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 403829104

1	NAME OF REPORTING PERSONS MATTHEW R. SULLIVAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 3 ("Amendment No. 3) to the Schedule 13D filed by the undersigned on August 1, 2022 (the “Schedule 13D”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.        Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a) This statement is filed by:
(i)    Star Equity Holdings, Inc., a Delaware corporation (“Star Equity Holdings”);
(ii)    Star Equity Fund, LP, a Delaware limited partnership (“Star Equity Fund”);
(iii)    Star Equity Fund GP, LLC, a Delaware limited liability company (“Star Equity GP”), which serves as the general partner of Star Equity Fund;
(iv)    Star Investment Management, LLC, a Connecticut limited liability company (“Star Investment Management”), which serves as the investment manager of Star Equity Fund;

CUSIP No. 403829104
(v)    Jeffrey E. Eberwein, who serves as the manager of Star Equity GP and Star Investment Management; and
(vi)    Star Value, LLC., a Delaware limited liability company (“Star Value”).
(vii)    Hannah M. Bible, as a nominee for election to the board of directors of the Issuer (the “Board”); and
(viii)    Matthew R. Sullivan, as a nominee for election to the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Star Equity Holdings. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b) The address of the principal office of each of Star Equity Fund, Star Equity GP, Star Investment Management, Star Equity Holdings, Star Value, Ms. Bible and Mr. Eberwein is 53 Forest Avenue, Suite 101, Old Greenwich, Connecticut 06870. The principal business address of Mr. Sullivan is 300 Park Street, South Paris, Maine 04281.

(c) The principal business of Star Equity Fund is investing in securities. The principal business of Star Equity GP is serving as the general partner of Star Equity Fund. The principal business of Star Investment Management is serving as the investment manager of Star Equity. The principal business of Star Equity Holdings is serving as a diversified holding company with various divisions. The principal business of Star Value is serving as sole member of Star Equity GP. The principal occupation of Mr. Eberwein is serving as the Executive Chairman of Star Equity Holdings, and CEO of Hudson Global Inc. He also serves as manager of Star Equity GP and Star Investment Management. The principal occupation of Ms. Bible is serving as the Chief Legal Officer of Star Equity Holdings. The principal occupation of Mr. Sullivan is serving as VP of Business Development for KBS Builders, Inc.

(d) No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      Other than as set forth here in this paragraph, no Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Eberwein and Lone Star Value Management, LLC (“LSVM”), an entity managed by Mr. Eberwein, are subject to an SEC administrative order dated February 24, 2020, (Exchange Act Release No. 5448) (the “Advisers Act Order”) relating to allegations, among other things, that LSVM failed to properly disclose certain specific transactions in advance and obtain client consent for these transactions prior to their completion and that LSVM failed to implement certain written policies and procedures. The Advisers Act Order alleged violations of Section 206(3) and 206(4) of the Investment Advisers Act of 1940 (“Advisers Act”) and Rule 206(4)-7 thereunder by Mr. Eberwein and LSVM. Without admitting or denying the findings, they consented to the Advisers Act Order and agreed to cease and desist from committing or causing any violations of the above-referenced Advisers Act provisions, for LSVM to be censured and to pay civil penalties of $25,000 for Mr. Eberwein and $100,000 for LSVM.

CUSIP No. 403829104

(f)     Messrs. Eberwein and Sullivan and Ms. Bible are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 4.     Purpose of Transaction.

Item 4 is hereby amended to add the following:
On April 25, 2023, Star Equity Fund delivered a letter to the Issuer (the “Nomination Letter”) dated April 25, 2023, nominating a slate of highly qualified director candidates, including Hannah M. Bible and Matthew R. Sullivan (collectively, the “Nominees”) for election to the Board at the Issuer’s 2023 annual meeting of shareholders (the “Annual Meeting”). As evidenced by their detailed biographies below, the Nominees are experienced, capable, and fully committed to act in the best interests of all the Issuer’s shareholders.

Hannah M. Bible, age 43, is currently the Chief Legal Officer for Star Equity Holdings (NASDAQ: STRR), a diversified holding company, since April 2022, and previously the VP-Legal from October 2019 to April 2022. She was VP-Finance and Corporate Secretary for ATRM Holdings, Inc. (formerly NASDAQ: ATRM), a manufacturer of modular housing units for commercial and residential applications and now a wholly-owned subsidiary of Star Equity, from April 2019 to October 2019. Previously, Ms. Bible served in various roles for Lone Star Value Management, LLC, an investment fund focused on long-term investing in deeply undervalued public securities, including as In-House Counsel from 2014 to December 2021 and Chief Financial Officer from June 2017 to December 2020; Director of Finance/CFO at Trinity Church, a religious organization, from 2012 to 2014; Counsel to RRMS Advisors, a company providing advisory and due diligence services to banking and other institutions with high-risk assets, from 2011 to 2012; Senior Advisor to International Consulting Group, Inc., a boutique intelligence and business strategy consulting firm, from 2009 to 2013; Adjunct Professor at Thomas Jefferson School of Law, a private, non-profit law school, from 2009 to 2012; and diplomatic advisor to the Asian-African Legal Consultative Organization, a permanent observer mission to the United Nations, from 2006 to 2008. Ms. Bible also held various accounting positions with Samaritan’s Purse, a 501(c)(3) organization dedicated to emergency relief and serving the poor worldwide. Ms. Bible currently serves as chairwoman of the board of directors of Reliability, Inc. (OTC Pink: RLBY), which provides workforce solutions to its clients consisting primarily of employer of record services, recruiting and staffing, and video and multimedia production, since November 2019 and as a board member since 2014. Ms. Bible previously served as a member of the board of directors of Crossroads Systems Inc. (OTCQX: CRSS), an intellectual property licensing company, from 2016 to May 2017. Since July 2022, Ms. Bible has served on the board of directors of a private company, 100 Holdings, Inc., which is a parent company to various SAP solution entities. Ms. Bible also served on the board of directors of Spatializer Audio Laboratories, Inc. (formerly OTC: SPZR) from April 2014 through its strategic combination with Ameri Holdings, Inc., a specialized SAP® cloud, digital and enterprise solutions company, in May 2015. Ms. Bible earned an L.L.M. in Tax from New York University School of Law, a J.D. with honors from St. Thomas University School of Law, and a B.B.A. in Accounting from Middle Tennessee State University.

Matthew R. Sullivan, age 52, is currently the VP of Business Development for KBS Builders, Inc., a full service modular manufacturing and construction company delivering custom-designed residential and commercial structures for ground-up construction projects in the greater New England area, since September 2019. Previously, he was the Senior Vice President of Bowline Built, Inc., a general contracting and construction management company, from September 2003 to August 2019, and Manville Partners, LLC, a Boston based real estate management company providing management expertise to small and diverse residential portfolios, developers, and condominium associations, from February 2000 to May 2004. Mr. Sullivan earned a BS in Communications from Suffolk University.

CUSIP No. 403829104

Item 5.        Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of the Shares reported owned by each person named herein is based upon 1,482,680 Shares outstanding as of March 30, 2023, which is the total number of Shares reported outstanding in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 30, 2023.
A.    Star Equity Holdings
(a)    Star Equity Holdings, as the parent of Star Value, sole member of Star Management, and limited partner of Star Equity Fund may be deemed the beneficial owner of the 79,734 Shares beneficially owned by Star Equity Fund.
Percentage: Approximately 5.38%
(b)    1. Sole power to vote or direct vote: 79,734
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 79,734
4. Shared power to dispose or direct the disposition: 0

(c)    Star Equity Holdings has not entered into any transactions in the Shares during the past 60 days.
B.    Star Equity Fund
(a)    As of the close of business on April 27, 2023, Star Equity Fund beneficially owned 79,734 Shares.
Percentage: Approximately 5.38%
(b)    1. Sole power to vote or direct vote: 79,734
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 79,734
4. Shared power to dispose or direct the disposition: 0

(c)    Star Equity Fund has not entered into any transactions in the Shares during the past 60 days.
C.    Star Equity GP
(a)    Star Equity GP, as the general partner of Star Equity Fund, may be deemed the beneficial owner of the 79,734 Shares owned by Star Equity Fund.
Percentage: Approximately 5.38%
(b)    1. Sole power to vote or direct vote: 79,734
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 79,734
4. Shared power to dispose or direct the disposition: 0

(c)    Star Equity GP has not entered into any transactions in the Shares during the past 60 days.

CUSIP No. 403829104
D.    Star Investment Management
(a)    Star Investment Management, as the investment manager of Star Equity Fund, may be deemed the beneficial owner of the 79,734 Shares owned by Star Equity Fund.
Percentage: Approximately 5.38%
(b)    1. Sole power to vote or direct vote: 79,734
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 79,734
4. Shared power to dispose or direct the disposition: 0

(c)    Star Equity Holdings has not entered into any transactions in the Shares during the past 60 days.
E.    Mr. Eberwein
(a)    Mr. Eberwein, as the manager of Star Equity GP and Star Equity Management, may be deemed the beneficial owner of the 79,734 Shares owned by Star Equity Fund.
Percentage: Approximately 5.38%
(b)    1. Sole power to vote or direct vote: 79,734
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 79,734
4. Shared power to dispose or direct the disposition: 0
(c)    Mr. Eberwein has not entered into any transactions in the Shares during the past 60 days.
F.    Star Value
(a)    Star Value, as the sole member of Star Equity GP and wholly owned subsidiary of Star Equity Holdings may be deemed the beneficial owner of the Shares of common stock owned by Star Equity Fund.
Percentage: Approximately 5.38%
(b)    1. Sole power to vote or direct vote: 79,734
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 79,734
4. Shared power to dispose or direct the disposition: 0

(c)    Star Value has not entered into any transactions in the Shares during the past 60 days.

G.     Ms. Bible

(a)    As of the close of business on April 27, 2023, Ms. Bible beneficially owned 0 Shares.

Percentage: 0%
(b)    1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0
(c)    Ms. Bible has not entered into any transactions in the Shares during the past 60 days.

CUSIP No. 403829104
H. Mr. Sullivan

(a)    As of the close of business on April 27, 2023, Mr. Sullivan beneficially owned 0 Shares.

Percentage: 0%
(b)    1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0
(c)    Mr. Sullivan has not entered into any transactions in the Shares during the past 60 days.
Each Reporting Person, may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the Shares beneficially owned in aggregate by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of the Shares that he, she, or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended to add the following:

On April 25, 2023, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed, to the extent required by applicable law, to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company, (b) the Reporting Persons agreed to solicit proxies for the election of the Nominees at the Annual Meeting, (c) the Nominees agreed not to enter into any transactions in the securities of the Company without the prior written consent of Star Equity Fund and (d) Star Equity Fund agreed to bear all expenses incurred in connection with the Reporting Persons’ activities, including approved expenses incurred by any of the parties in connection with the solicitation, subject to certain limitations. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

Star Equity Fund has signed separate letter agreements (the “Indemnification Agreements”) with each of the Nominees pursuant to which it and its affiliates have agreed to indemnify such Nominees against certain claims arising from the solicitation of proxies from the Issuer’s stockholders in connection with the Annual Meeting and any related transactions. A form of the indemnification letter agreement is attached hereto as Exhibit 99.7 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.6	Joint Filing and Solicitation, as amended April 25, 2023
99.7	Form of Indemnification Letter Agreement.
99.8	Form of Power of Attorney.

CUSIP No. 403829104

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: April 27, 2023

Star Equity Fund, LP

By:	Star Equity Fund GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Star Equity Holdings, Inc.

By:	/s/ Richard K. Coleman Jr.
	Name:	Richard K. Coleman, Jr.
	Title:	Chief Executive Officer

Star Equity Fund GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Star Investment Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Star Value, LLC

By:	Star Equity Holdings, Inc.

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Executive Chairman

/s/ Jeffrey E. Eberwein
Jeffrey E. Eberwein
Individually and as attorney-in-fact for Hannah M. Bible and Matthew R. Sullivan

CUSIP No. 403829104
SCHEDULE A
Directors and Officers of Star Equity Holdings, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Jeffrey E. Eberwein – Director, Executive Chairman of the Board	Chief Executive Officer of Hudson Global Inc. and Executive Chairman of Star Equity Holdings	53 Forest Ave., Suite 101, Old Greenwich, Connecticut 06870	United States
Richard K. Coleman, Jr. – Director, Chief Executive Officer	Chief Executive Officer of Star Equity Holdings	53 Forest Ave., Suite 101, Old Greenwich, Connecticut 06870	United States
Michael A. Cunnion – Director	Health Care Executive	53 Forest Ave., Suite 101, Old Greenwich, Connecticut 06870	United States
John W. Sayward – Director	Retired Health Care Executive, Retired Partner, Nippon Heart Hospital LLC,	53 Forest Ave., Suite 101, Old Greenwich, Connecticut 06870	United States
Mitchell I. Quain – Director	Industrialist	53 Forest Ave., Suite 101, Old Greenwich, Connecticut 06870	United States
John W. Gildea – Director	Retired Principal, Gildea Management Company	53 Forest Ave., Suite 101, Old Greenwich, Connecticut 06870	United States
David Noble - Chief Financial Officer	Chief Financial Officer of Star Equity Holdings	53 Forest Ave., Suite 101, Old Greenwich, Connecticut 06870	United States
Hannah Bible - Chief Legal Officer	Chief Legal Officer of Star Equity Holdings	53 Forest Ave., Suite 101, Old Greenwich, Connecticut 06870	United States